November 29, 2006


Mail Stop 7010

Via U.S. mail and facsimile

Mr. Ira G. Boots, Chief Executive Officer
Berry Plastics Holding Corporation
101 Oakley Street
Evansville, Indiana     47710

Re:	Berry Plastics Holding Corporation
	Registration Statement on Form S-4
      Filed on November 2, 2006
	File No. 333-138380

Dear Mr. Boots:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. As discussed with you by telephone on November 16, 2006, we are unable to confirm the S-4 registration for the additional registrants listed on the facing sheet of the registration statement. Please contact our EDGAR Office at (202) 551-3615 to ensure that you have complied with the requirements of the EDGAR Filer Manual when making your electronic filing.
2. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff`s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters.
Also include the supplemental representations from Shearman &
Sterling
and Morgan Stanley & Co. Incorporated.
3. Please confirm supplementally that the offer will be open for at
least 20 full business days to ensure compliance with Rule 14e-
1(a) of
the Securities Exchange Act of 1934.  Further, please confirm that the
expiration date will be included in the final prospectus
disseminated
to security holders and filed pursuant to the applicable
provisions of
Rule 424.
4. As currently represented, the offer could be open for less than
20
full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please confirm that the offer will be open at least through midnight on the twentieth business day.
See Rule 14(d)-1(g)(3).

Prospectus Cover Page
5. In the first paragraph, state that the exchange notes will be fully and unconditionally guaranteed by the named wholly-owned subsidiaries of Berry Plastics Holding Corporation.

Where You Can Find More Information About Us, page 1
Disclosure Regarding Forward-Looking Statements, page 2
Terms Used in this Prospectus, page 3
6. Please relocate these sections to a more appropriate location in your prospectus, as the prospectus summary should immediately follow the table of contents.

Disclosure Regarding Forward-Looking Statements, page 2
7. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of
the Securities Exchange Act of 1934. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provided do not apply to statements made in connection with this offer.

Prospectus Summary, page 5
8. We note your summary contains a lengthy description of the company`s business, competitive strengths and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language.
The summary should not include a lengthy description of the company`s business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise accordingly. See
Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

Collateral, page 17
9. We note that the collateral securing the exchange notes will include all of the registrant`s and its guarantors` property and assets that also will secure the registrant`s senior secured credit facilities. We note further that, while the collateral securing the senior secured credit facilities will include the equity interests of substantially all of your domestic subsidiaries and "first tier" foreign subsidiaries, the collateral securing the exchange notes will not include securities and other equity interest of registrant`s subsidiaries. Clarify whether or not the guarantor subsidiaries` securities and other equity interest are also excluded from the collateral securing the exchange notes.
10. Please disclose the book value of the assets that are securing the exchange notes and the senior secured credit facilities as of the date of the latest financial statements included in your prospectus. You should update this figure in subsequent periodic reports so long as the exchange notes are secured.

The Exchange Offer, page 44
Conditions to the Exchange Offer, page 52
11. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.
Please revise the language accordingly.

Signatures
12. For the registrant and each coregistrant, please revise to include the signatures of the principal executive officer, the principal financial, and the controller or the principal accounting officer whose titles should be should on the signature page. The registration statement should also be signed by at least a majority of the respective boards of directors. See Instruction 1 to "Signatures" on
Form S-4.

Exhibit 5.1
13. We note that the opinion is limited to the laws of the State of
Indiana. However, counsel must opine on the laws of the state governing the indenture, which is New York. In addition, we note that you are incorporated in Delaware. Please revise the opinion to opine on the laws of Delaware and New York. Please also note that counsel must opine that the guarantee of each guarantor will be the binding obligation of the guarantor under the laws of the state governing the indenture. Please revise your opinion accordingly.

General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

      Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3767 if you have questions regarding the above comments.

Sincerely,



Jennifer R. Hardy
Branch Chief -Legal


Mr. Ira G. Boots
Berry Plastics Holding Corporation
November 29, 2006
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE